UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D*
(AMENDMENT NO. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Satellogic Inc.

(Name of Issuer)

Class A ordinary shares, nominal value U.S. $0.0001 per share

(Title of Class of Securities)

G7823S 101

(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1110

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 12, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7823S 101	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS
Emiliano Kargieman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,581,342[1]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,581,342[1]

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,581,342[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.97[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Beneficial ownership of the 13,581,342 Class A ordinary shares, nominal value U.S. $0.0001 per share (“Class A Shares”), is being reported hereunder solely because as described in Items 3 and 5 of this Schedule 13D the Reporting Person (as defined in Item 2) may be deemed to have beneficial ownership of these Class A Shares by reason of holding 13,581,342 Class B ordinary shares, nominal value U.S. $0.0001 per share (“Class B Shares”).

2 Based on adding to the 77,156,905 currently outstanding Class A Shares, the 13,581,342 Class A Shares issuable upon conversion of the Class B Shares. See Items 3 and 5 of this Schedule 13D.

Emiliano Kargieman (the “Reporting Person”) hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 4, 2022.

This Schedule 13D relates to the Class A ordinary shares, nominal value U.S. $0.0001 per share (the “Class A Shares”), of Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Issuer”), with its principal executive offices located at Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by inserting the following as the penultimate paragraph thereof:

“In accordance with the terms of the Merger Agreement and as further described above in this Item 3, on May 12, 2022 an aggregate 80,018 Class B Shares were forfeited by the Reporting Person (the “Forfeiture”).  The remaining Class B Shares that were held in escrow were released from escrow.”

Item 3 of the Schedule is hereby amended by deleting the last paragraph thereof and inserting the following text in its stead:

“If all the currently outstanding Class B Shares were converted into Class A Shares on the date hereof, such Class A Shares would represent approximately 19.3% of the issued and outstanding Class A Shares.”

Item 5.	Interest in Securities of the Issuer.

Items 5 (a), (b) and (c) of the Schedule are hereby amended by deleting the existing text thereof and inserting the following text in their stead:

“(a) and (b) Taking into account the (i) purchase of 20,000,000 Class A Shares by the Liberty Investor on February 10, 2022 and (ii) Forfeiture, the Reporting Person beneficially owns and has sole voting and investment power over 13,581,342 Class B Shares. Accordingly, assuming the conversion of such 13,581,342 Class B Shares into Class A Shares, the Reporting Person may be deemed to beneficially own and have voting and investment power over 13,581,342 Class A Shares, representing approximately 14.97% of the outstanding Class A Shares. See Item 6.

(c) The information set forth in Item 3 is incorporated by reference into this Item 5. Except as set forth or incorporated by reference into this Item 5(c),  the Reporting Person has not effected any transactions in the class of securities reported on herein during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by inserting the following text as the two next to last paragraphs thereof:

“On February 10, 2022, the Issuer, Liberty and Sponsor amended and restated the Liberty Letter Agreement (the “Amended and Restated Liberty Letter Agreement”). Pursuant to the Amended and Restated Letter Agreement, the Issuer, the Reporting Person, the Liberty Investor and Sponsor agreed to take action to further modify the rights of the holders of Class B Shares such that the number of votes attributable to each Class B Share after giving effect to any forfeitures of Class B Shares pursuant to Section 2.10 of the Merger Agreement shall equal (x) 20,000,000, divided by (y) (i) 13,662,658, minus (ii) the number of such forfeited Class B Shares (in no event shall such forfeited shares be more than 651,596 Class B Shares), but taking into account any adjustment that may have occurred theretofore pursuant to clause 7.2 of the Issuer’s Memorandum of Association. In the event that any Earnout Shares (as defined in the Merger Agreement) are issued to the Reporting Person pursuant to Section 2.11 of the Merger Agreement, the Issuer, the Reporting Person, the Liberty Investor and Sponsor agreed to take action to further modify the rights of the holders of Class B Shares such that the number of votes attributable to each Class B Share shall be adjusted such that the number of votes attributable to each Class B Share is reduced in a manner that results in a vote per share as if a number of shares equal to such Earnout Shares had not been forfeited pursuant to Section 2.10 of the Merger Agreement.

The foregoing description of the Amended and Restated Liberty Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 6 hereto, and incorporated by reference into this Item 6.”

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule is hereby amended by adding the following as an Exhibit thereto:

“Exhibit 6
Amended and Restated Letter Agreement, dated as of February 10, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed by Satellogic Inc. on February 14, 2022 (file no. 333-262699))”

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2022

/s/ Emiliano Kargieman
Emiliano Kargieman

Page 4 of 4 Pages